UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARRIVAL

(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	001-40286
(State or other jurisdiction of incorporation)	(Commission file number)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

(Address of principal executive offices) (Zip code)

Daniel Chin

Telephone: +352 268 450 62

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended______.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Arrival’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2022 is filed herewith as Exhibit 1.01 and is publicly available at: www.arrival.com.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3—Exhibits

Item  3.01 Exhibits

Exhibit 1.01—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARRIVAL
(Registrant)

By:	/s/ Igor Torgov
Name:	Igor Torgov
Title:	Chief Executive Officer
Date:	May 31, 2023